UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 21, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler plc (the 'Company')

21 March 2016

Notification of transactions by executive directors and other persons discharging managerial responsibility ('PDMRs')

Pursuant to our obligations under Disclosure and Transparency Rule 3.1.4(R), we hereby advise you of the following transactions which were notified to the Company on 18 March 2016:

The Amec Foster Wheeler plc Long-term Incentive Plan 2015 (the 'Plan') - 2016 grants

On 18 March 2016 in London, in accordance with the terms of the Plan, Awards (being Conditional Awards and Options, as defined in the rules of the Plan) over ordinary shares in the Company were granted to each of the individuals noted below. No consideration is payable for the grant of Awards. Vesting of all Awards for the Executive Director, and a proportion of the Awards for the PDMRs, is subject to performance conditions measured over three financial years from 2016 to 2018 and malus provisions as described in the directors' remuneration report of the Company's annual report and accounts for 2014 (and of the annual report and accounts for 2015 to be published shortly).

The Plan was approved by shareholders at the Annual General Meeting on 14 May 2015.

Executive Director	Number of shares under Award	Share price at date of award	Normal vesting date

Ian McHoul	266,7061	496.80p	18 March 2019

1 Award made in the form of a nil cost Option, with an 18 month exercise period, and a 2 year holding and claw-back period, post vesting.

Other PDMRs	Number of shares under Award	Share price at date of award	Vesting date

Simon Naylor	183,3802	496.80p	18 March 2019
Gary Nedelka	133,3302	496.80p	18 March 2019
John Pearson	144,9263	496.80p	18 March 2019
Roberto Penno	144,8463	496.80p	18 March 2019

2 Award made in the form of a Conditional Award.

3 Award made in the form of a nil cost Option, with an 18 month exercise period post vesting.

Helen Morrell

Senior Assistant Company Secretary

+44 (0)1565 683233

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 March 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary